The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

July 11, 2011

Ms. Susann Reilly, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Telephone Number: (202) 551-3236
Telecopier Number: (703) 813-6963

Re:	Vim Beverage, Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed December 13, 2010
File No. 333-164033

In response to your comment letter dated January 7, 2011, Vim Beverage, Inc. (the “Company,” “Vim,” “we,” and “us”) has the following responses:

Prospectus Cover Page

1.
We note that your cover page indicates that "if we are unable to raise adequate working capital for fiscal 2010, we will be restricted ... we may be forced to change our business plan for fiscal 2010, which would result in ...." Please update your disclosure to address fiscal 2011 as applicable.

RESPONSE:

The Company has updated its disclosures to include disclosure as to risks surrounding its ability to raise adequate working capital “for the remainder of fiscal 2011 and fiscal 2012.”

2.
We reissue comment 2 from our letter dated August 27, 2010. Please include the date of the prospectus on the prospectus cover page, as required by Item 501(b)(9) of Regulation S-K. The date is not included until the table of contents.

RESPONSE:

The Company has updated the prospectus to include the date of the prospectus on the cover page thereof as you have requested.

Summary

3.	Please revise your disclosure to indicate in the beginning of the third paragraph that the company has had no operations to date, if true.

RESPONSE:

The Company has updated its disclosures to include the language you have requested.

Susann Reilly, SEC
July 7, 2011

Summary Financial Data

4.	We note that the amounts captioned Operating Loss for the year ended February 28, 2010 and from inception (March 31, 2008) to February 28, 2009 and to August 31, 2010 actually represent your net loss rather than (loss) from operations or total expenses because such amount includes other income. Please revise the caption to "Net loss" or explain to us the reason for the discrepancy.

RESPONSE:

The Company has updated and corrected its disclosures under Summary Financial Data as you have requested.

Risk Factors

5.
We note your statement that "Aaron Suen and Candace Suen, our only officers and Directors, currently have employment outside of the company." We also note your statement that the company currently has three employees. Please advise or revise.

RESPONSE:

The Company has updated its disclosures to clarify that it currently has only two employees.

6.
We reissue, in part, comment four from our prior letter. We continue to note references to a "limited operating history" in the third risk factor on page four. Please revise, as it appears you have had no operations to date.

RESPONSE:

The Company has revised the risk factor and disclosure therein to clarify that the Company has no operating history.

7.
We note your response to comment 6. Please expand your risk factor to explain the risks and the potential consequences to investors resulting from the officers and directors and the executive offices being located outside the United States.

RESPONSE:

The Company has revised and updated the risk factor disclosing the risks associated with its officers and Directors being located outside of the United States as you have requested.

Directors, Executive Officers, Promoters and Control Persons

8.	We note your response to comment 7. Please supplementally confirm that Ms. Candace Suen's only employment during the past five years is serving as a director of Bite Limited.

RESPONSE:

The Company has updated its disclosures to confirm that Ms. Suen’s only employment during the past five years has been serving as a director of Bite Limited.

9.
We note that you indicate that Aaron Suen and Candace Suen have experience with a food and beverage company. Please revise to clarify the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as director for the company.

Susann Reilly, SEC
July 7, 2011

RESPONSE:

The Company has clarified what it meant by the prior language regarding Aaron Suen and Candice Suen having prior experience with a food and beverage company as you have requested.

Involvement in Certain Legal Proceedings

10.	Please note the Item 401(f) of Regulation S-K requires disclosure regarding the past ten years. Please revise as appropriate.

RESPONSE:

The Company has updated its disclosures to be consistent with Item 401(f) of Regulation S-K.

Description of Business

11.
We note your response to comment 6. Revise to add disclosure explaining the impact on your potential business as a result of being located in Hong Kong when you plan on bottling glacier water from British Columbia.

RESPONSE:

The Company has updated its disclosures to include a discussion of the impact it may have on our operations to have its planned bottling plant located in a different location than its operations and also added a risk factor disclosing such risks.

12.
We note your discussion of your business plan is currently on pages 13 and 14 under the heading "VIM Lite." Please move it to the forefront of the business section and provide a descriptive heading for it.

RESPONSE:

The Company has moved the discussion of its Business Plan previously under the heading “VIM Lite” to the forefront of the business section and included the title “Timing and Estimated Costs of Implementing Business Plan.”

13.	We have reviewed your response to comment number 12 from our prior letter. A couple of your referenced sources could not be located from the given information. Please revise as appropriate.

RESPONSE:

The Company has revised, updated and corrected its references throughout the amended Prospectus.

Overview

14.	Please revise to indicate that "we have no operations to date" at the beginning of the paragraph.

Susann Reilly, SEC
July 7, 2011

RESPONSE:

The Company has revised its disclosures as you have requested.

15.
We note your response to comment 3 that you have removed the promotional language. We continue to note your reference to "pristine glacial source" in this section. Additionally, we note your description under the Business Plan that your packaging will be completely different and trend setting. As previously requested, provide the basis for the promotional language or remove.

RESPONSE:

The Company has revised the Prospectus and removed all of the previously used “promotional language”.

Product Description

16.
We note your response to comment 10. Please revise your disclosure to clearly indicate the amount of funds needed to commence your business operations and the amount of funding needed to launch your first product.

RESPONSE:

The Company has revised and clarified its disclosures throughout the amended Prospectus as to the total funds it needs to support its operations, launch its first product, and market its products.

17.
We note your response to comment 11. Please revise to address when you anticipate obtaining funds to commence your business plan. Clarify the amount of additional funds, and the minimum amount of funding, you need to begin implementing your business plans. Revise to discuss in your proposed business plan the cost of bringing your products to market. Finally, we do not understand your clarification of the cost of purchasing water. Your prior response indicated you were in negotiation for the first 300,000 gallons of water at $.05 per gallon while your table indicates a cost of only $9,000. Please revise as appropriate.

RESPONSE:

The Company has revised and clarified its disclosures throughout the amended Prospectus as to the total funds it needs to support its operations, launch its first product, and market its products. Additionally, the Company has removed the prior language regarding the negotiation of the cost of the 300,000 gallons of water.

Marketing

18.
We note your response to comment 13. Please revise to provide a more detailed discussion of your proposed marketing plan and discuss the anticipated costs associated with your marketing plans. Please further explain the reference to the use of celebrities in your marketing plan. Clarify whether you have any such arrangements in place and discuss the additional costs that would be associated with using celebrities.

RESPONSE:

The Company has revised and clarified its disclosures throughout the amended Prospectus as to the total funds it needs to support its operations, launch its first product, and market its products. The Company has removed the references to using celebrities in its marketing plan as it believes it is too early in the Company’s development stage to make a determination as to what its specific marketing plans will be moving forward.

Susann Reilly, SEC
July 7, 2011

19.	We note your statement that "our geographical focus will be aimed at U-S./Canada and China/Japan/Korea.” Clearly address where the company will first focus marketing it products.

RESPONSE:

The Company has revised its disclosures to clarify that it has not yet determined where it plans to initially market its planned products, and that such location(s) will be based on several factors relating to the production process.

20.
Please revise to clarify the status of any agreements with Gravy or Feinstein & McGuiness Public Relations. If you have agreement with Gravy or Feinstein & McGuiness Public Relations please file the agreements as exhibits to your registration statement.

RESPONSE:

The Company does not have any agreements in place with Gravy or Feinstein & McGuiness and has removed the previous language which references such proposed agreements to avoid any confusion by readers.

21.	On page 15, in the third from the last paragraph of this section, please revise the following statements to clearly distinguish between consumers of other products and your future customers.

We anticipate having two broad types of customers; existing and switchers. Existing consumers are those that currently drink bottled water or enhanced/functional beverages made by our competitors.
RESPONSE:

The Company has revised and clarified the paragraph you site to make clear that the Company has only planned operations and products and no existing customers to date.

22.	We note your statement under Guerilla Marketing that "our tongue in cheek approach will get us noticed." The statement appears promotional in nature. Please revise as appropriate.

RESPONSE:

The Company has removed the statement you referenced from the amended prospectus.

PR Events

23.	Please discuss in detail the status of the series of events which you reference.

RESPONSE:

The Company has removed the language regarding PR Events, as well as a significant amount of the other information regarding its proposed marketing plans, as the Company believes that it is too premature to speculate on such potential actions and plans as it has not even produced any products yet or entered into any agreements to produce such products.

Susann Reilly, SEC
July 7, 2011

Competition

24.	Please revise to address the principal methods of competition and the company's competitive position in the industry.

RESPONSE:

The Company has updated its disclosures as you have requested.

Manufacture

25.	Please revise to clarify where you expect your products will be produced.

RESPONSE:

The Company has clarified that it is currently unclear where the production of its products will take place.

Distribution

US/Canada Distribution

26.
We note your response to comment 16. We also note that your disclosure continues to name specific retailers in this section. As previously requested, remove the references to specific retailers where you plan to sell your products unless you have agreements in place. Also remove your statement that "we expect heavy interest for our 'Pure' line of waters in the Food & Beverage industry" since the disclosure appears promotional at this stage of the company's development.

RESPONSE:

The Company has removed references to specific retailers as you have requested and additionally, has removed the previous information regarding anticipated interest for its ‘Pure’ line of waters.

Asia Distribution

27.	Please revise to clarify the meaning of your statement that Bite Ltd. "has calculated locations in Korea and Thailand."

RESPONSE:

The Company has revised its prior disclosures regarding Asian Distribution, and as such the above comment no longer appears applicable.

New School Guidelines

28.	Please revise to clarify why the company has addressed the 'new school guidelines' in the business section.

RESPONSE:

The Company has removed this information from the amended Prospectus, as the Company believed such disclosures would only confuse readers.

Susann Reilly, SEC
July 7, 2011

Asia

29.
We note your statement that "non-carbonated beverages from both Coca-cola and PepsiCo matched, and even out-performed in places, their fizzy counterparts in the country." Please revise to provide your basis for the noted statement.

RESPONSE:

The Company has removed this information from the amended Prospectus, as the Company believed it only confused readers.

Plan of Operation

30.
We have reviewed your response to comment number 10. We note your statement that you will require approximately $215,000 to launch your first product. Revise to clarify the steps in your business plan and the associated costs you project to launch your first product.   Clarify whether you plan to launch your first product in the next twelve months. Additionally, it is unclear whether the $215,000 you state it will take to launch your first product is in addition to the $200,000 marketing cost noted in your first paragraph in this section. Please revise as appropriate in this section and throughout the prospectus.

RESPONSE:

The Company has revised and clarified its disclosures throughout the amended Prospectus as to the total funds it needs to support its operations, launch its first product, and market its products and the timing of such events.

31.
We note your statement that "we currently have enough funds on hand to complete our initial phase 1 of our business plan and to pay for expenses associated with this offering." Revise this section and your business section to clarify what steps are included in phase 1 of your business plan. Also clarify what steps of your business plan are included in phase 2 of your business plan.

RESPONSE:

The Company has revised and clarified its disclosures throughout the amended Prospectus as to the total funds it needs to support its operations, launch its first product, and market its products and the timing of such events.

32.
We note your statement that "our management is prepared to provide us with short-term loans although no such arrangement has been made." Revise to clarify in this section whether there are any commitments or legal obligations by management to provide funds to the company.

RESPONSE:

The Company has revised the disclosures throughout to disclose the recent Line of Credit Agreement provided to the Company by Aaron Suen.

33.	You indicate that "if this is the case we will have to find a more viable business plan or go out of business." Supplementally advise us whether the company has an alternative business plan.

Susann Reilly, SEC
July 7, 2011

RESPONSE:

The Company does not currently have any alternative business plan other than what is currently disclosed in the prospectus.

Results of Operations

34.	Please revise to address in more detail what expenses comprise your general and administrative cost expenses for the six months ended August 31, 2010 and for the year ended February 28, 2010.

RESPONSE:

The Company has revised its disclosures as you have requested.

Liquidity and Capital Resources

35.	We note your response to comment 17. Please revise to discuss how long you will be able to rely upon only your cash reserves before you will need additional funding.

RESPONSE:

The Company has revised its disclosures as you have requested.

Certain Relationships and Related Transactions

36.
We note that on January 15, 2010 Donald Thrasher transferred his 2,500,000 shares to Candace Suen. Revise to provide the disclosure required by Item 404 of Regulation S-K or advise us why the disclosure is not required.

RESPONSE:

The Company has updated the amended Prospectus with the information you have requested.

Plan of Distribution and Selling Stockholders

37.
We note your statement that the selling stockholders may sell the shares "by one or more of the following methods, without limitation: ... a combination of any such methods of sale; and any other method permitted pursuant to applicable law." Item 508 of Regulation S-K requires the company to indicate the plan of distribution. Revise to delete the noted phrase and indicate any additional methods of distribution that will be used.

RESPONSE:

The Company has revised and clarified the disclosure as you have requested.

Financial Statements

38.	Please consider Rule 8-08 of Regulation S-X in determining whether you should provide updated financial statements.

RESPONSE:

The Company has included updated financial statements consistent with Rule 8-08 of Regulation S-X.

Susann Reilly, SEC
July 7, 2011

Notes to the Financial Statements

39.	Please provide the disclosures set forth in FASB ASC 855-10-50-1 and 50-2, as applicable.

RESPONSE:

The Company has revised its disclosures with the items you have requested as applicable.

Part II

Recent Sales of Unregistered Securities

40.	We note your response to comment 20. Please revise to provide more detail on the facts you relied upon to make the Regulation S exemption available. We may have further comment.

RESPONSE:

The Company has revised the disclosure to clarify that it relied upon an exemption provided by Regulation D and the reasons for such reliance.  Additionally, the Company has filed a Form D with the Commission disclosing the sales of securities.

Signatures

41.
As required by Instruction 1 to the Signature requirements of the Form, the signatures of at least a majority of the board of directors must also be included. Please revise to include the signature of Candace Suen and the appropriate title.

RESPONSE:

The Company has revised the signatures as required.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate